December 17, 2025

Mr. Joseph S. DiMartino, Chairman of the Board

BNY Mellon Municipal Bond Infrastructure Fund

BNY Mellon Strategic Municipal Bond Fund

BNY Mellon Strategic Municipals

240 Greenwich Street, 18th Floor, New York, New York 10286

Dear Chairman DiMartino,

I hope this message finds you well. We are reaching out on behalf of Saba Capital - and, in our view, all shareholders - to express serious concerns regarding the long-term viability of the following funds (collectively, the "Funds"):

• BNY Mellon Municipal Bond Infrastructure Fund (DMB)

• BNY Mellon Strategic Municipal Bond Fund (DSM)

• BNY Mellon Strategic Municipals (LEO)

As you know, Saba holds significant positions in each fund: 7.3% of DMB, 10.3% of DSM, and 9.8% of LEO. With stakes of this size, we believe we have a responsibility to advocate for changes that will benefit all shareholders by using our platform to amplify their concerns to you.

For months, it has been evident to us that the Funds' shareholders are dissatisfied with the current status quo - and the recent shareholders votes only further underscored this:

• At DSM's most recent meeting, the proposal to convert the fund to an open-end structure nearly passed, with more than 45% of shares cast in favor.

• At DMB's meeting shortly thereafter, the proposal to declassify the board passed with minimal opposition.

Despite the votes cast for these proposals, shareholders in each of the Funds remain trapped because the Funds persistently trade at steep discounts to NAV. In fact, over the past year, all three Funds have traded at average discounts of around -10%.

Beyond that, the Funds' expense ratios - which range from 0.97% to 1.68% - are also materially higher than similar open-ended municipal bond funds offered by BNY Mellon. As a comparison, the BNY Mellon's AMT-Free Municipal Bond Fund (DMUAX) charges 0.70%.

From our vantage point, the path forward here is clear and simple: if BNY Mellon reorganized the Funds into DMUAX, it would deliver a meaningful and immediate cost savings to shareholders in each fund. For DMB shareholders alone, the reorganization into DMUAX would deliver nearly 1% annually - a stark contrast to the current situation.

For these reasons, we intend to nominate new directors at the Funds' upcoming general meeting so that shareholders can finally regain their voice. However, while we believe our nominees have a strong likelihood of being elected based on the recent voting outcomes and the Funds' shareholder base, we want to be clear that we believe the conversion into DMUAX would be the easiest path forward. Not only would it be in the best interest of all parties - including shareholders and BNY Mellon - but it would also enable unnecessary legal and administrative expenses to be avoided.

As a result, we encourage the boards to proactively consider merging the Funds into DMUAX. Fortunately, you already know this process works effectively given your experience overseeing the very similar reorganization of DMF into DMUAX earlier this year. At DMF, you were able to witness firsthand the associated cost reductions and discount compression that you can easily unlock for shareholders.

We trust your leadership will guide an equally constructive outcome here so that shareholders in DSM, DMB and LEO can benefit just like those in DMF did.

Pursuing a conversion of each fund is a prudent fiduciary step to maximize value for all investors.

I look forward to discussing this further.

Best regards,

Paul Kazarian